Exhibit 1

FOR IMMEDIATE RELEASE	15 AUGUST 2013

WPP PLC (“WPP”)

WPP Digital acquires minority stake in Mutual Mobile in the United States

WPP Digital, the digital investment arm of WPP, has acquired a minority interest in Mutual Mobile, Inc. (“Mutual Mobile”), a mobile product development agency. Mutual Mobile builds technology products for its clients that allow for better communication and transacting across any mobile devices and all operating systems, wherever the consumer may be.

Mutual Mobile’s unaudited revenue as of 31 December 2012 was US $25.7 million with total net assets of approximately US $4 million. Clients include Google, Pearson, Cisco and Xerox. Based in Austin, the company employs 320 people.

This investment continues WPP’s strategy of strengthening the Group’s capabilities in digital media and in mobile advertising. WPP's digital revenues were well over US $5 billion in 2012 and represented 33% of total Group revenues of US $16.5 billion. The Group is targeting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Within WPP, its operating company WPP Digital develops new digital services, provides common data and technology platforms for WPP clients and agencies and coordinates relationships with leading digital media and technology companies. WPP Digital comprises the agencies Blue State Digital, POSSIBLE, Rockfish, and F.biz in Brazil; the technology companies 24/7 Media, Acceleration, Hogarth and Salmon; as well as investments in technology companies such as eCommera, mySupermarket and Fullscreen.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239